April 14, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	DuPont Fabros Technology, L.P.
DuPont Fabros Technology, Inc.
Registration Statement on Form S-4
Filed March 15, 2010
File No. 333-165465

Dear Ms. Gowetski:

On behalf of our clients, DuPont Fabros Technology, Inc., a Maryland corporation, DuPont Fabros Technology, L.P., a Maryland limited partnership, and certain of their subsidiaries (collectively, the “Company”), we have today electronically transmitted via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-165465) of the Company (the “Registration Statement”) that was initially filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2010.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated April 7, 2010 (the “Comment Letter”), with respect to the Registration Statement. The changes reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 1, as filed today via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in bold below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1.

April 14, 2010

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

COMPANY RESPONSE: In response to the Staff’s comment, contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cover Page of Prospectus

2.	Please include the following representations on the cover page of the prospectus:

•	Each broker-dealer that receives new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such securities;

•

If the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities; and

•

Broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

COMPANY RESPONSE: The cover page of the prospectus has been revised in response to the Staff’s comment.

Part II – Information Not Required in Prospectus, page II-2

Item 21. Exhibits and Financial Statement Schedules, page II-2

April 14, 2010

3.	We note that you have not filed a tax opinion with the registration statement. Please explain to us why you have not filed a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has filed a tax opinion as Exhibit 8.1 to Amendment No. 1.

Signatures, page II-6

4.	Please include the signature of DuPont Fabros Technology, L.P.

COMPANY RESPONSE: In response to the Staff’s comment, the Company respectfully notes that the signature of Dupont Fabros Technology, L.P. was included in the Registration Statement. The signature of DuPont Fabros Technology, L.P. is also included in Amendment No. 1.

* * * * *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at the number listed below.

Sincerely,

/s/ Robert K. Smith
Robert K. Smith
Hogan & Hartson LLP
(202) 637-5708

Enclosures

cc:	Erin E. Martin, Attorney-Advisor

Hossein Fateh

Richard A. Montfort, Jr.

J. Warren Gorrell, Jr.

Stuart A. Barr